December 12, 2019

Karri Callahan
Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, Co 80237

       Re: RE/MAX Holdings, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 22, 2019
           File No. 001-36101

Dear Ms. Callahan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction